                                                              Exhibit 99(c)(18)

                      IN THE UNITED STATES DISTRICT COURT
                    FOR THE EASTERN DISTRICT OF PENNSYLVANIA



AMP INCORPORATED                                      CIVIL ACTION

     v.

ALLIEDSIGNAL INC., et al.                             NO. 98-4405
---------------------------------------------------------------------------
ALLIEDSIGNAL INC.                                     CIVIL ACTION

     v.

AMP INCORPORATED                                      NO. 98-4058
----------------------------------------------------------------------------
IN RE: AMP SHAREHOLDER                                CIVIL ACTION
LITIGATION
                                                      NO. 98-4109
----------------------------------------------------------------------------

                                     ORDER
                                     -----

          AND NOW, this 8th day of October 1998, upon consideration of the motions of AMP Incorporated ("AMP") for partial summary judgment in the nature of a declaratory judgment, and responses of AlliedSignal Inc. and PMA Acquisition Corporation ("AlliedSignal") thereto, it is hereby ORDERED that AMP's motion is GRANTED, in part, and DENIED, in part.

          1. AMP's motion for partial summary judgment, in the nature of a declaratory judgment that AlliedSignal's consent solicitation plan is unlawful in that it attempts to have AMP shareholders amend AMP's by-laws in order to place the board of director's authority over the shareholder rights plan in the hands of persons not on the board, is granted.

          2. AMP's motion for summary judgment, in the nature of a declaratory judgment that AlliedSignal's consent solicitation plan is unlawful in that it seeks to have AMP shareholders amend the by-laws in order to expand the size of the board of directors and elect new directors is granted, in part, and denied, in part. AlliedSignal's consent solicitation proposal is enjoined until it states unequivocally that its director nominees have a fiduciary duty solely to AMP under Pennsylvania law and includes a statement from each nominee affirmatively committing personally to that duty.

          FURTHER, upon consideration of the motions of AlliedSignal for summary judgment, immediate declaratory judgment and preliminary injunction and AMP Incorporated's responses thereto, it is ORDERED that AlliedSignal's motions are DENIED.

          1. AlliedSignal's motion for summary judgment, immediate declaratory judgment and preliminary injunction, relating to AMP's amendments to its shareholder rights plan making it non-redeemable and non-amendable until November 6, 1999 if the disinterested board majority loses control of the board following receipt of an unsolicited acquisition proposal or if shareholders take action to place the board's authority relating to the shareholder rights plan in the hands of persons not on the board, is denied. AMP's actions in amending its shareholder rights plan cannot be enjoined as ultra vires acts or breaches of fiduciary
                                  -----------
duty.

          2. AlliedSignal's motion for summary judgment, immediate declaratory judgment and preliminary injunction, as to the record date for AlliedSignal's consent solicitation proposal to place the board's authority over the shareholder rights plan in the hands of persons not on the board, is denied.

          FURTHER, to the extent that the Shareholders Group (parties to Consolidated Civil Action 98-4109) move for preliminary injunction against the actions of the AMP board for not acceding to the proposal of AlliedSignal for merger, it is hereby ORDERED that said motion is DENIED for lack of shareholder standing.



                              BY THE COURT:

                              /s/ James T. Giles,
                              -----------------------
                              JAMES T. GILES,      J.

                      IN THE UNITED STATES DISTRICT COURT
                    FOR THE EASTERN DISTRICT OF PENNSYLVANIA



AMP INCORPORATED                                      CIVIL ACTION

     v.

ALLIEDSIGNAL INC., et al.                             NO. 98-4405
---------------------------------------------------------------------------
ALLIEDSIGNAL INC.                                     CIVIL ACTION

     v.

AMP INCORPORATED                                      NO. 98-4058
----------------------------------------------------------------------------
IN RE: AMP SHAREHOLDER                                CIVIL ACTION
LITIGATION
                                                      NO. 98-4109
----------------------------------------------------------------------------




                                   MEMORANDUM
                                   ----------

Giles, J.              OCTOBER 8, 1998

A.   Introduction
     ------------

          1. AMP Incorporated ("AMP") is a Pennsylvania corporation with its principal place of business in Harrisburg, Pennsylvania, and a registered corporation within the meaning of Section 2502 of the Pennsylvania Business Corporation Law ("BCL"), 15 Pa. Cons. Stat. Ann. (S) 2501, et al. AMP designs,
                                                           -- --
manufactures and markets worldwide electronic, electrical and electro-optic connection devices, interconnection systems and connector assemblies.

          2. AlliedSignal, Inc. ("AlliedSignal") is a Delaware corporation with its principal place of business in Morristown, New Jersey, and the beneficial and record owner of one hundred (100) shares of AMP common stock. AlliedSignal is an advanced technology and manufacturing company with worldwide operations in the aerospace, automotive and engineered materials businesses.

          3. This court has jurisdiction over these actions pursuant to 28 U.S.C. (S)(S) 1331, 1332 and 1367. The amount in controversy is in excess of $75,000, exclusive of interest and cost. Venue is proper under 28 U.S.C. (S) 1391(b) and (c). The court is empowered to grant declaratory relief under 28 U.S.C. (S) 2201 because there is a case of actual controversy among the parties.

          4. Prior to August 20, 1998, AlliedSignal made various overtures and a proposal to AMP for a negotiated merger transaction. On August 20th, the AMP directors formally rejected this proposal of merger as inadequate and not in AMP's best interests, preferring its own recently adopted plan for economic growth.

          5. On August 4, 1998, AlliedSignal had announced that it would commence an unsolicited conditional tender offer for all of the outstanding shares of the common stock of AMP at $44.50 in cash per share, pursuant to federal securities laws. AlliedSignal's tender offer price represented a premium over the trading price of AMP common stock immediately prior to the announcement of the tender offer.

AlliedSignal proposed to acquire, through a second-step merger for the same $44.50 per share in cash, any shares of AMP not tendered.

          6. AlliedSignal also announced that it was prepared to initiate a consent solicitation among AMP shareholders to amend AMP by-laws in order to expand the board so that a majority of directors would be elected who would cause AMP to accept AlliedSignal's takeover bid.

          7.  On August 10, 1998, AlliedSignal filed a tender offer statement on
Schedule 14D-1 with the Securities Exchange Commission ("SEC") setting forth the terms of the tender offer and other information. The Schedule 14D-1 described AlliedSignal's proposed consent solicitation and five proposals as to which AlliedSignal intends to solicit consents from AMP's shareholders. AMP chose October 15, 1998 as the record date for these consent solicitation proposals.

          8. On August 12, 1998, AlliedSignal filed with the SEC a preliminary Consent Statement on Schedule 14A under Section 14(a) of the Securities Exchange Act of 1934 in connection with the consent solicitation.

          9.  AlliedSignal's announced plan of action is to have shareholders
(a) amend the AMP by-laws to expand the number of directors on the board from eleven (11) to twenty-eight (28) and (b) elect as a majority of the AMP board seventeen (17) persons nominated by AlliedSignal who are its directors and executive officers.

          10. One of the apparent objectives of AlliedSignal's takeover plan is to dismantle AMP's shareholder rights plan, or "poison pill," which is a major hurdle to a merger transaction.

          11. A poison pill is an anti-takeover device permitted under Pennsylvania law designed to repel, or at least delay, takeover attempts that are not approved by a target company's board of directors. If an acquiring entity acquires more than a specified percentage of a target company's stock, each share of the stock (other than stock held by the acquiror) carries with it a "right" to acquire at half-price newly issued shares of the company's stock. The effect of the right is to place half-price stock in the hands of the target's shareholders, thereby diluting the interest of the acquiror and making it economically prohibitive for the acquiror to complete the acquisition of control.

          12. A "redemption" provision allows the target company to redeem the rights at any time prior to a "triggering event," usually an acquisition of a certain percentage of the stock of the target or a merger in which the target is not the surviving entity. With a redemption provision, if the target company's board of directors approves an acquisition of control, it can extinguish the rights in order to permit the sale or merger of the company.

          13. AMP's board had a poison pill with a trigger of twenty percent (20%) common stock acquisition at the time of the tender offer announcement. It also had a "dead-hand" provision which provided that, if a new majority was elected, only the directors who were on the board prior to the change in majority could vote to redeem the poison pill.

          14. On August 20, 1998, in response to AlliedSignal's proposed consent solicitations, AMP's board amended its poison pill to remove the "dead-hand" provision and to make the pill non-redeemable and non-amendable should AMP's disinterested board majority be replaced as a result of the acquisition of control of the board by a majority of directors nominated by an unsolicited acquiring company. The pill could remain non-redeemable and non-amendable until November 6, 1999, the date of the expiration of the shareholder rights plan.

          15. The board also concluded by resolution that the shareholder rights plan would not be renewed for a least six months after its expiration.

          16. AlliedSignal represents that by September 14, 1998, seventy-two percent (72%) of AMP's total outstanding shares had been tendered in response to its tender offer. However, AlliedSignal determined that it would not buy any shares under that tender offer.

          17. Instead, on that date, to avoid AMP's amended poison pill, AlliedSignal amended its initial offer to permit it to purchase less than twenty percent (20%) of AMP's common stock.

          18. On that same date, AlliedSignal also announced that it was amending its consent solicitation to add a new proposal. AlliedSignal proposed that the AMP shareholders amend the AMP by-laws to remove from the AMP board of directors all power, rights and duties with respect to the poison pill and to place this authority in the hands of a designated three person committee. The AMP board set the record date for the amended consent solicitation proposal for November 16, 1998.

          19. On September 17, 1998, in response to AlliedSignal's new consent solicitation proposal to transfer the authority of the board to a committee, the AMP board further amended the poison pill to lower the trigger from twenty percent (20%) to ten percent (10%) of AMP stock and to provide that the poison pill would also become non-redeemable and non-amendable if AlliedSignal's three person committee proposal were implemented.

          20. AlliedSignal again amended the tender offer, to buy approximately nine percent (9%) of AMP's outstanding shares at $44.50.

B.   Relief Sought by the Parties
     ----------------------------

          21. AMP seeks partial summary judgment in the nature of a declaratory judgment that the consent solicitation plans of AlliedSignal, aimed at expanding the AMP board and replacing the disinterested directors with AlliedSignal affiliated nominees, is unlawful and in violation of Pennsylvania law and public policy. More generally, AMP requests this court to enjoin AlliedSignal from carrying out any plans to seize control of AMP without affording the AMP board the opportunity to consider its various constituencies and to act in what it believes to be the best interest of the corporation.

          22. AlliedSignal seeks summary judgment, immediate declaratory judgment and preliminary injunction. Specifically, AlliedSignal seeks a declaration that 1) AMP's amendment to the shareholder rights plan on August 20, 1998, making the poison pill non-redeemable and non-amendable by any directors upon a change in the control of AMP's board from that of the present disinterested majority to a majority of an acquiring company's nominees, and 2) AMP's amendments to the plan on September 17, 1998, providing that AMP's poison pill becomes non-redeemable and non-amendable if AMP's shareholders vote to place control of the poison pill in the hands of persons other than the board of directors, are illegal and void under Pennsylvania law. AlliedSignal requests that the court permanently enjoin AMP from enforcing these provisions. Generally, AlliedSignal requests that this court enjoin the AMP board, from directly or indirectly, taking any steps to impede or frustrate the ability of AMP shareholders to determine whether they want to accept AlliedSignal's tender offer, or to manipulate and interfere with AlliedSignal's tender offers or consent solicitation.

          23. AlliedSignal also seeks declaratory judgment that the AMP board's action, setting November 16, 1999 as the record date for AlliedSignal's consent solicitation proposal to transfer the AMP board's authority relating to the poison pill to a committee outside of the board, is illegal and inequitable. AlliedSignal asserts that the action of the AMP directors in setting this record date is ultra vires and a fundamentally unfair manipulation of the shareholder
        ----- -----
voting process.

          24.  Shareholders participating In re: Amp Shareholder Litigation,
                                          ---------------------------------
Civil Action 98-4019 (the "Shareholders Group") filed an amicus curiae
                                                         ------ ------
memorandum in support of AlliedSignal's motion for declaratory judgment and preliminary injunction. In addition, the Shareholders Group requests that the court order AMP to disclose all material facts considered by the AMP board in weighing the potential value of AMP stock against the offer by AlliedSignal to purchase AMP common stock at $44.50 per share.

C.   Relevant Pennsylvania Registered Corporation Statutes
     -----------------------------------------------------

          25. In addition to statutory authority in Pennsylvania's general business provisions, Chapter 25 of the Business Corporation Law ("BCL") provides broad authority to registered corporations to resist unsolicited takeovers.

          26. In 1989, AMP's shareholders by registering the corporation in Pennsylvania, specifically chose to be bound by the BCL.

          27. Title 15 Pa. Cons. Stat. Ann. (S) 2501(a) reads, in part, "[e]xcept as otherwise provided . . . this chapter shall be applicable to any business corporation that is a registered corporation as defined in
Section 2502. . . ."

          28. Title 15 Pa. Cons. Stat. Ann. (S) 2501(b) reads, in part, "[e]xcept as otherwise provided . . . this subpart shall be generally applicable to all registered corporations. The specific provisions of this chapter shall control over the general provisions of this subpart."

          29. AMP had the right and opportunity to opt out of Chapter 25. 15 Pa. Cons. Stat. Ann. (S) 2501(c). As AMP did not state in its articles of incorporation that these provisions were not applicable, the articles adopted the anti-takeover provisions by operation of law.

          30. Having chosen to be bound, AMP is subject to these laws as they are incorporated by reference in its articles of incorporation.
          31. Shareholders of a registered corporation are not entitled to propose amendments to the corporation's articles of incorporation. 15 Pa. Cons. Stat. Ann. (S) 2535.

          32. Title 15 Pa. Cons. Stat. Ann. (S) 2513, as part of AMP's articles of incorporation, grants to the board of directors broad power to adopt shareholder rights plans designed, inter alia, to impose conditions that
                                   ----- ----
preclude or limit persons
owning or offering to acquire a specified number or percentage of outstanding shares.

          33. The 1988 Committee Comment to Section 2513 states, "[t]his section, in conjunction with 15 [Pa. Cons. Stat. Ann.] (S) 1525, is intended to validate expressly as a matter of state corporation law the adoption of shareholder rights plans or 'poison pills' . . . ."

          34. The exercise of authority given to the registered corporation's board of directors by Section 2513(a) is circumscribed by the standard of care set forth in Section 1525(c).

          35. Section 1525(c) states that "[t]he provisions of . . . section 2513 shall not be construed to effect a change in the fiduciary relationship between a director and a business corporation or to change the standard of care of a director provided for in subchapter B of Chapter 17 (relating to fiduciary duty.)." That is, directors shall perform their duties in good faith and in a manner reasonably believed to be in the best interests of the corporation. 15 Pa. Cons. Stat. Ann. (S) 1712(a).

          36. The directors of a Pennsylvania corporation owe a fiduciary duty solely to the corporation and must act according to the corporation's best interest. 15 Pa. Cons. Stat. Ann. (S) 1717.

          37. While the BCL states that directors may weigh the interests of the shareholders against the interests of other constituencies, it asserts no specific duty to shareholders above or beyond those owed to those other constituencies.  See 15 Pa. Cons. Stat. Ann. (S) 1715(a) ("In discharging the
                 ---
duties of their respective positions, the board of directors . . . may, in
                                                                   ---
considering the best interests of the corporation, consider to the extent they
                                                            ------------------
deem appropriate:  (1) The effects of any action upon any or all groups affected
----------------
by such action, including shareholders, employees, suppliers, customers and
                ----------------------
creditors of the corporation, and upon communities in which offices or other establishments of the corporation are located.") (emphasis added).

          38. In addition, 15 Pa. Cons. Stat. Ann. (S) 1715(b) provides that "[t]he board of directors . . . shall not be required, in considering the best interests of the corporation or the effects of any action, to regard any corporate interest or the interests of any particular group affected by such action as a dominant or controlling interest or factor. The consideration of interests and factors in the manner described . . . shall not constitute a violation of section 1712. . . ."

          39. In defining a director's fiduciary duty as solely to the corporation, Pennsylvania's BCL authorizes the directors to consider the short-term and long-term interests of the corporation and the potential benefit of these interests to the continued independence of the corporation. 15 Pa. Cons. Stat. Ann. (S) 1715(a)(2). In taking action, the directors may also consider the "resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of the corporation." 15 Pa. Cons. Stat. Ann. (S)1715(a)(3).

          40. Directors are not required to redeem any rights under a shareholder rights plan adopted under (S)2513 or to act as the board solely because of the effect such action might have on a potential or proposed acquisition of control of a corporation. 15 Pa. Cons. Stat. Ann. (S) 1715(c).

          41. Nor are directors required to act under Pennsylvania's BCL solely because of the consideration that might be offered or paid to shareholders in such an acquisition. 15 Pa. Cons. Stat. Ann. (S) 1715(c).

          42. Furthermore, the BCL protects the actions of a majority board of disinterested directors in resisting unsolicited takeovers by retaining the ordinary business judgment rule with respect to the adoption of defensive measures. 15 Pa. Cons. Stat. Ann. (S) 1715(d).

D.   Legal Analysis
     --------------
          (a)  AlliedSignal's Consent Solicitation Proposal to Take Authority
               --------------------------------------------------------------
               Over the Poison Pill Away from AMP's Board of Directors is
               ----------------------------------------------------------
               Unlawful.
               --------

          43. AlliedSignal's consent solicitation proposal to have shareholders transfer power from AMP's board of directors to a committee of three designated
persons violates BCL Section 2513.   That section provides that a registered
corporation may set forth "such terms as are fixed by the board of directors,"
                                      --------------------------------------
including, but not limited to "conditions that preclude or limit any person or persons owning or offering to acquire a specified number or percentage of the outstanding common shares . . . from exercising, converting, transferring or receiving the shares . . . . "  15 Pa. Cons. Stat. Ann. (S) 2513 (a) (emphasis added). The board of directors is authorized to take action in the context of an unsolicited takeover attempt pursuant to this provision. The AMP shareholders are bound by this provision and have no power to take away the board's authority pursuant to it through amendment of AMP's by-laws or otherwise, as AMP's articles adopted Pennsylvania's anti-takeover provisions by operation of law.

          44. AMP's action in amending its poison pill is presumed to be in the best interests of the corporation. Since such action relates to or affects a potential acquisition of control, the actions adopted by a majority of disinterested directors cannot be overcome except by proof, meeting the standard of clear and convincing evidence that the disinterested majority did not assent in good faith after reasonable investigation. See 15 Pa. Cons. Stat. Ann. (S)
                                               ---
1715(d).

          45. The attempt by AMP's disinterested director majority to counter an anticipated unlawful act by AlliedSignal and other shareholders to take

          46. Further, the attempted adoption of a by-law to this effect by AlliedSignal or AMP shareholders constitutes an attempt to propose an amendment to AMP's articles of incorporation. This cannot be done by shareholders.

          47. Accordingly, declaratory judgment is granted in favor of AMP as to this aspect of AlliedSignal's proposed consent solicitation.

          (b)  AMP's Amendment of the Poison Pill was Within the AMP Board's
               -------------------------------------------------------------
               Statutory Authority and was not an Ultra Vires Act or Breach of
               ---------------------------------------------------------------
               Fiduciary Duty.
               --------------

          48. AlliedSignal requests declaratory judgment that the AMP board's poison pill amendments of August 20, 1998 and September 17, 1998, providing that the poison pill become non-redeemable and non-amendable until November 6, 1999 if the disinterested majority loses control of the board following receipt of an unsolicited acquisition proposal or if the shareholders take action to transfer authority relating to AMP's poison pill to persons outside of the board, are invalid.

          49. Section 2513 provides that a registered corporation may adopt poison pills, and may set forth "such terms as are fixed by the board of directors." 15 Pa. Cons. Stat. Ann. (S) 2513(a). Furthermore, the fiduciary duty of directors, provided in Section 1712, shall not require them to redeem any rights under, or modify or render inapplicable, any shareholder rights plan, including a plan adopted pursuant to Section 2513. 15 Pa. Cons. Stat. Ann. (S) 1715(c). As previously stated, the AMP board is not required to act solely because of the consideration that might be paid to shareholders in the event of an acquisition. Id. Thus, in amending the poison pill and fixing it as non-amendable and
--
non-redeemable, AMP did not act beyond the scope of its statutory authority.

          50.  AMP's amendment of the pill was not an ultra vires action, as AMP
                                                      ----- -----
was responding to AlliedSignal's attempt as a shareholder to propose a plan of merger. Such action is beyond the powers of the shareholders and, therefore, is unlawful. Only the board of directors of a registered corporation may propose a plan of merger. 15 Pa. Cons. Stat. Ann. (S)(S) 2539; (S) 1924(a); (S) 1922(c).

          51. The AMP board could properly consider the intent and conduct (past, stated or potential) of any person seeking to acquire control of the corporation. Pa. Cons. Stat. Ann. (S) 1715(a)(3).

          52. The stated intent of AlliedSignal is to acquire control of AMP. The conduct of AlliedSignal, in part, has been to nominate for a board majority persons who are not only clearly "interested" as that phrase will be later discussed, but who are directors and executive officers of AlliedSignal who are bound by AlliedSignal's corporate decision to acquire AMP.

          53. The stated plan of AlliedSignal is to elect "interested directors" for the hopeful purpose of removing the poison pill in whatever form it exists as a financial obstacle to acquisition of AMP. The further conduct of AlliedSignal has been to induce shareholder support for its interested nominees and other parts of its takeover plan with premium payments for AMP shares.

          54. The totality of the conduct of AlliedSignal is such that the existing AMP board could reasonably anticipate that, if elected, the action of AlliedSignal's interested director majority with respect to the poison pill would be tantamount to a vote on merger.

          55. Despite AlliedSignal's statements that if elected its interested majority would fulfill their director responsibilities, the present disinterested AMP board is not required to disregard experience and believe that a Trojan Horse brought within their walls is intended as a gift to corporate governance.

          56. AMP directors have imposed upon any attempt by an interested shareholder, like AlliedSignal, to redeem the poison pill voting disqualifications for interested directors. Such disqualifications have been expressed by the Pennsylvania Legislature with respect to interested directors in the context of voting on a merger transaction. 15 Pa. Cons. Stat. Ann. (S) 2538(b). Only disinterested directors may vote to approve a plan of merger if the board were asked to adopt or reject the same. Id.
                                                  --

          57. Interested directors are defined as persons who are "directors or officers of, or have a material equity interest in, the interested shareholder," or persons who have been "nominated for election as a director by the interested shareholder, and first elected as a director, within 24 months of the date of the vote of the proposed transaction." 15 Pa. Cons. Stat. Ann. (S) 2538(b). Disinterested directors are those who do not have these disqualifications. Id.;
                                                                            --
see also 15 Pa. Cons. Stat. Ann. (S) 1715 (e).
--- ----

          58. All of AlliedSignal's nominees to AMP's board of directors meet the definition of interested director under Section 2538(b).

          59. Under similar circumstances, a federal district court has approved import of the concept that only disinterested directors may vote to redeem or amend shareholder rights plans. Invacare Corp. v. Healthdyne
                                          -----------------------------
Technologies, Inc., 968 F. Supp.1578, 1581 (N.D. Ga. 1997).  Where the concept
------------------
is an integral part of a state's permitted statutory defense against hostile takeovers, it cannot be said to be contrary to public policy. Id.
                                                               --

          60. Similarly, Pennsylvania has adopted the disinterested majority director defense in BCL Sections 2538 and 1715(d) and (e). This court finds that the AMP board's importation of the disinterested majority director concept into the redemption of its poison pill is not contrary to the public policy of Pennsylvania.

          61. The non-redemption and non-amendable features of the AMP shareholder rights plan are finite in time. Were this not so, it would mitigate
                            ------
towards a finding of lack of good faith or self-dealing. Being finite in time, the duration must be viewed in light of the ordinary business judgment rule that is allowed directors, as well as the presumptions of good faith for
disinterested majorities established in Section 1715(d)   In matters dealing
with potential or proposed acquisition of control of the corporation.

          62. Here, it cannot be said at this stage of proceedings by clear and convincing evidence that the action of the directors in amending the poison pill to its present form until November 6, 1999, was done in bad faith and breach of fiduciary duty to AMP, where the objective is to resist a takeover by AlliedSignal, where AMP had rejected AlliedSignal's merger bid prior to the present consent solicitation as contrary to AMP's best interests, and where AMP's board has determined that its own previously adopted business plan is superior to AlliedSignal's merger plan for the future growth of AMP.

          (c)  AlliedSignal's Consent Solicitation to Expand the Size of the
               -------------------------------------------------------------
               Board and to Elect New Directors is Enjoined Until It States
               ------------------------------------------------------------
               Unequivocally That Directors Have a Fiduciary Duty Solely to AMP.
               -----------------------------------------------------------------

          63. An existing board of directors has no statutory power to preclude expanding the board. Shareholders have the right to elect directors who are aligned with an acquiring corporation.

          64. However, AlliedSignal's consent solicitation fails to state completely and, therefore, accurately that the directors of a registered corporation owe a fiduciary duty solely to the corporation. While it states that nominees, if elected, will have conflicts of interests and recites the general standard of care applicable to the discharge of a director's duty, the duty itself is not stated.

          65.  In material respects, the consent solicitation reads:

          Shareholders are being asked to elect as directors of the Company each of seventeen Nominees named in the table below, each of whom has consented to serve as a director until the next annual meeting of shareholders or until his or her successor has been elected and qualified. AlliedSignals's primary purpose in seeking to elect the nominees to the Company Board is to facilitate the consummation of the Second Offer and Proposed Merger. However, if elected, the Nominees, along with the other directors of the Company, would be responsible for managing the business and affairs of the Company. The Nominees understand that, as directors of the Company, each of them has an obligation under Pennsylvania law to discharge his or her duties as a director in good faith, in a manner he or she reasonably believes to be in the best interests of the Company and with such care, including reasonable inquiry skill and diligence, as a person of ordinary prudence would use under similar circumstances. Circumstances may arise (which circumstances include the proposed Merger as well as any proposal a third party might make to acquire or combine with the Company) in which the interests of AlliedSignal, PMA and their affiliates, on the one hand, and the interests of other shareholders of the Company, on the other hand, may differ. In these circumstances, while the Nominees currently do not have plans with respect to actions they would take, they intend to discharge their obligations owing to the Company under Pennsylvania law and in light of the prevailing circumstances, taking into account the effects of any actions taken on the Company's shareholders and other stakeholders. In addition, it is likely that, after the Nominees are seated on the Company Board, a large minority of directors on the Company Board will not be AlliedSignal nominees, but rather continuing AMP directors who will not have this type of conflict of interest.

          In this regard, Section 1728 of the PBCL and the Company By-laws expressly provide that a transaction between interested parties is not void or voidable if one of three tests, set forth in Section 1728 and the Company By-laws, is satisfied. These tests are: (i) disclosure of the material facts concerning the conflict to the Company Board and approval of the transaction by a majority of the disinterested Company directors; (ii) disclosure of the material facts concerning the conflict to the Company shareholders and approval in good faith by the requisite vote of the Company shareholders; or (iii) the transaction is fair to the Company. The Nominees, if elected, intend to comply with Section 1728 and the Company By-laws in all applicable circumstances.

                             *     *     *

          It is contemplated that each Nominee will be reimbursed for his or her reasonable out-of-pocket expenses incurred in the performance of his or her service as a Nominee. Under AlliedSignal's Certificate of Incorporation, AlliedSignal is obligated to indemnify and hold harmless against all expenses, liabilities and losses each person who is made a party to any action or proceeding by reason of the fact that he or she is a director, officer or employee of AlliedSignal or is serving at the request of AlliedSignal as a director, officer or employee of another company, to the fullest extent permitted by Delaware law.

          66. The failure of AlliedSignal to clearly state that the unequivocable fiduciary duty of a director is solely to the corporation, is material to AMP's motion that the consent solicitation should be enjoined. While AlliedSignal has asserted on behalf of the nominees that they can discharge their duties to AMP, the nominees, themselves, have not.

          67. Neither the AlliedSignal nominees nor the AMP shareholders should misapprehend the fiduciary standard to which Pennsylvania directors are held. Indeed, adherence to that duty could delay and not facilitate consummation of a merger.

          68. An injunction requiring AlliedSignal to state accurately the fiduciary duty in the consent solicitation does no harm to AlliedSignal but conveys great benefit upon AMP shareholders and the public who may be required to suffer the consequences of the electing to AMP's board a majority of interested directors. The foreseeable practical consequence of electing AlliedSignal's nominees as proposed in its consent solicitation, is to embroil some court continually in determining whether, in voting on matters of corporate governance, let alone corporation independence, the interested AlliedSignal nominees have breached their fiduciary duties, as a group or individually. Therefore, the burden upon AlliedSignal by reason of this injunction is far outweighed by the public interest in avoiding unnecessary costs of litigation.

          69. While the AMP shareholders have a right to elect AlliedSignal's nominees as a majority to AMP's board to attempt to consummate a merger for the profit objectives of AlliedSignal and AMP shareholders, the public should be satisfied, before its courts may become the regular final arbiters of disputes about fiduciary duty, that AMP shareholders have knowingly chosen that path.

          70. Any action by an interested director has to be analyzed in light of the fiduciary duty standard set forth in Section 1712 and, keeping in mind that, on a claim of breach of fiduciary duty, there is no presumption that the action is in the best interest of the target corporation.

          71. There is no presumption that the action of an interested director is in the best interest of the corporation and such conduct is judged by a preponderance standard, and not a clear and convincing evidence standard.

          72. If elected, interested directors stand in a fiduciary relation to the target corporation, owing undivided loyalty thereto, and must perform their duties in good faith, in a manner reasonably believed to be in the best interests of the corporation. 15 Pa. Cons. Stat. Ann. (S) 1712(a). Thus, if AlliedSignal's nominees were elected to the AMP board, their fiduciary duty would have to be to AMP, not to shareholders, and not to AlliedSignal.

          73. AlliedSignal is a Delaware corporation subject to Delaware corporate law. Under Delaware law, officers and directors of AlliedSignal owe a fiduciary duty to AlliedSignal and its shareholders to act in their best
                               ---
interest. If AlliedSignal's directors and officers are elected to AMP's board of directors, they will have an inherent conflict that will necessarily put them at risk of violating Pennsylvania's fiduciary duty standard. AlliedSignal has not suggested how their interested nominees may discharge their duty of exclusive loyalty to AMP.

          74. The court cannot speculate that interested directors will not respect their fiduciary duty. However, it is imperative that the nominees state that each is committed to discharging that duty, which is solely to AMP. This is particularly acute where the nominees have fiduciary duties to AlliedSignal's board's merger directives that may be completely antithetical to the interests of AMP.

          75. The reality not clearly spelled out in AlliedSignal's consent solicitation is that, because of the nominees' fiduciary duties to AlliedSignal, they may be disqualified as AMP directors by self-restraint or by judicial restraint, from voting on or implementing acquisition related transactions.

          76. This lack of specificity alone would not invalidate the consent solicitation. Common sense should inform shareholders that an invitation of an interested board majority to a target corporation is an invitation to protracted litigation on each and every action that relates to acquisition or AMP corporate independence.

          77. Unless a majority of the disinterested minority assents to the action of the interested majority on all matters having to do with corporate independence, the fiduciary duty of AMP directors to the corporation may well compel legal challenge to the actions of the interested majority, especially where AMP has determined that Allied's merger proposal is not in the best interests of the corporation.

          78. While the shareholders have the right to elect interested directors by majority vote, they cannot ratify director actions which are breaches of fiduciary duty, in the absence of unanimous shareholder agreement.

          79. Contrary to AlliedSignal's suggestion in its proposed consent solicitation, Title 15 Pa. Cons. Stat. Ann. (S) 1728(a) which permits shareholders to approve contracts or transactions between corporations that have some common directors or officers if the shareholders are aware of all material facts, would not operate to excuse conflicts of interest that are breaches of fiduciary duty. Under Section 2538, interested directors are prohibited from voting on merger transactions. Any pre-merger actions by interested directors would not qualify as transactions between corporations.

          80. Actions of interested directors that are breaches of fiduciary duty are subject to injunctive relief claims by other directors and shareholder derivative actions.

          81. Accordingly, AMP's claim for declaratory relief that AlliedSignal's consent solicitation to elect their slate of interested nominees as AMP's board majority is invalid and should be presently enjoined because of inherent, irreconcilable conflicts of interest is denied, in part. The claim is premature, as the nominees have not been elected. However, the consent solicitation shall be enjoined until the duty of directors is stated as being solely to the corporation and each nominee undertakes to be bound personally by that duty, if elected.

          (d)  The AMP Board was within its Authority When it Set the Record
               -------------------------------------------------------------
               Date at November 16, 1998 for AlliedSignal's New Consent
               --------------------------------------------------------
               Solicitation Proposal.
               ----------------------

          82. AlliedSignal seeks declaratory judgment that the AMP board's action in setting November 16, 1998 as the record date for AlliedSignal's consent solicitation proposal to transfer the AMP board's authority relating to the poison pill to a group outside of the board, is illegal and inequitable. AlliedSignal asserts that the action of the AMP directors in setting this record date is ultra vires and a fundamentally unfair manipulation of the shareholder
        ----- -----
voting process.

          83. In subsection (a), this court found that AlliedSignal's proposal to transfer the board's power relating to the poison pill to a group outside of the board, was unlawful. Nevertheless, this court addresses AlliedSignal's request for declaratory judgment that the November 16, 1998 record date set by the AMP board for this proposal, was an ultra vires act and a fundamentally
                                        ----- -----
unfair manipulation of the shareholder voting process. Part of AlliedSignal's complaint was that this record date was different from the October 15, 1998 record date, set for AlliedSignal's earlier consent solicitation proposals.

          84. Pennsylvania BCL Section 1763(a) provides that unless otherwise restricted in the by-laws, the board of directors may fix a time not more than ninety days prior to the date of any meeting of shareholders as a record date. This section provides that the board may similarly fix a record date for the determination of shareholders for any other purpose. 15 Pa. Cons. Stat. Ann.
(S) 1763.

          85. AMP's by-laws, at Section 1.7.2., provide that a record date must be fixed by the board within ten days of a request to fix a record date, but do not restrict the date a board may chose.

          86. AMP's decision to set a record date of November 16, 1999 did not violate Pennsylvania's BCL or AMP's by-laws. Furthermore, AlliedSignal has not demonstrated by clear and convincing evidence, that the AMP board's actions in setting the record date did not satisfy the directors' fiduciary duty standard pursuant to Section 1712. Under Section 1715(d), because the record date relates to a proposed acquisition, AMP's board is entitled to the presumption that its actions were in the best interests of the corporation.

          (e)  The Shareholders Group May Not Bring a Claim for Breach of
               ----------------------------------------------------------
               Fiduciary Duty against the AMP Board on their Own Behalf.
               --------------------------------------------------------

          87. The Shareholders Group has requested that the court order AMP's board to disclose all material facts considered by the AMP board concerning the valuation and potential value of AMP or its common stock, as compared to AlliedSignal's tender offer for AMP common stock for $44.50 per share.

          88. In essence, the Shareholders Group is challenging the AMP board's decision making process in weighing constituency interests pursuant to Section 1715 and in concluding that acceptance of AlliedSignal's tender offer was not in the best interest of the AMP corporation. Thus, the Shareholders Group is questioning whether the directors acted in accordance with the fiduciary standard set forth in Section 1712.

          89. Directors of Pennsylvania corporations owe a fiduciary duty solely to the corporation. 15 Pa. Cons. Stat. Ann. (S) 1717. Section 1717 provides that shareholders do not have standing to bring a direct cause of action for an alleged breach of fiduciary duty.

          90. As the Shareholders Group is directly challenging whether the AMP directors breached their fiduciary duty to the corporation, its request for preliminary injunction is hereby denied for lack of standing.

          An appropriate order follows.